

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Mário Ghio Junior
Chief Executive Officer
Vasta Platform Ltd.
Av. Paulista, 901, 5th Floor
Bela Vista, São Paulo – SP, 01310-100, Brazil

> **Re: Vasta Platform Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 23, 2020**
> **File No. 333-239686**

Dear Mr. Junior:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2020 letter.

Amendment No. 1 to Form F-1 filed July 23, 2020

Preliminary Results for First Semester of 2020, page 16

1.	We note you have included a discussion of preliminary EBITDA within your discussion of first semester 2020 preliminary results, and that this paragraph is presented prior to your discussion of preliminary net loss. Please revise your disclosure to present the non-GAAP measure, preliminary EBITDA, in the position of less prominence. Refer to the guidance in Item 10(e) of Regulation S-K.

2. We note your statement that ". . . actual results will likely differ, and may differ materially, from those reflected in the preliminary results. . ." If you choose to disclose *preliminary results*, you should be able to assert that the actual results are not expected to differ materially from those reflected in the *preliminary results*. Accordingly, please remove or revise this statement.

3. We note your disclosure that you do not undertake any obligation to update or otherwise revise the preliminary results even in the event that any or all of the underlying assumptions are shown to be in error. Please revise your disclaimer to clarify that you will update your disclosure if required by applicable law.

Use of Proceeds, page 85

4. In the second paragraph of this section, you disclose that each US$1.00 increase (decrease) in the assumed initial public offering price of US$16.50 per share would increase (decrease) the net proceeds to you by approximately US$17.55. Please revise to clarify, if true, that this is in millions.

Dilution, page 89

5. Please provide us your calculation of net tangible book value of R$(1,763) million and the calculations disclosed in your table. It appears your table begins with pro forma net tangible book value giving effect to the restructuring and contribution which after reflecting the increase due to new investors in the offering should result in pro forma as adjusted net tangible book value. Further, we note your disclosure that you calculate this measure as total assets less total liabilities excluding goodwill and other intangible assets. Please tell us if you have included deferred tax assets, and if so, how you determined they were tangible assets. Please advise and revise as appropriate.

You may contact Amy Geddes at 202-551-3304 or Donna Di Silvio at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services